CONSENT OF MICON INTERNATIONAL LIMITED

March 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re: Integra Resources Corp. (the "Company")

 Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the "Form 40-F")

Micon International Limited, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2024 (the "AIF"), and the Company's Management's Discussion & Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which included references to our name and to the technical report entitled "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" dated July 30, 2023, with an effective date of June 28, 2023, hereby consent to (i) the reference of our name in the AIF and the Annual MD&A, (ii) the inclusion of our name and the use of scientific and technical information attributed to us in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the technical report in the AIF, Annual MD&A, and the Form 40-F, and any amendments thereto.

We also hereby consent to the use of information attributed to us in the AIF and the Annual MD&A being included in or incorporated by reference into the registration statements on Form S-8 (File Nos. 333-242495 and 333-267507) and Form F-10 (File No. 333-276530). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

Micon International Limited

By: /s/ Justin Taylor
Name: Justin Taylor, P.Eng Title: President